Buenos Aires, September 22, 2017

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate reorganization.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. (“ByMA”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”).

Continuing with what we previously informed in the Relevant Event released on August 23, 2017, the Company communicates that its board of directors has approved the incorporation of Petrolera Pampa S.A. to the corporate reorganization process.

As a result, the Company, as the absorbing party, will merge by absorption, subject to all corporate and regulatory approvals, under the terms of the Argentine Entities Law N°19,550 and section 77 and subsequent ones of the Argentine Income Tax Law, with the following subsidiaries (the “Absorbed Companies”):

➢  Petrolera Pampa S.A.,

➢  Central Térmica Güemes S.A.,

➢  Central Térmica Loma de la Lata S.A.,

➢  EG3 Red S.A.,

➢  Bodega Loma la Lata S.A.,

➢  Inversora Diamante S.A.,

➢  Inversora Nihuiles S.A.,

➢  Inversora Piedra Buena S.A.,

➢  Pampa Participaciones II S.A., y

➢  Transelec Argentina S.A

The effective date of such reorganization will be October 1, 2017 subject to the corresponding corporate and regulatory approvals and the corresponding registration of the merger and dissolution without liquidation of the Absorbed Companies before the Public Registry.

Additionally, the Company informs that, because the shares of the Company and Petrolera Pampa S.A. are under Public Offering Regime and listed in Argentine stock market ByMA, their board of directors resolved to propose at their shareholders‘ meetings an exchange ratio based on the weighted average by volume of their shares’ stock prices from the last six months as of the closing of date hereof; resulting in an exchange ratio of 2.2699 ordinary shares of the Company, with a nominal value of Ps.1 and entitled to one (1) vote per share, for each ordinary share of Petrolera Pampa S.A., with a nominal value  of  Ps.1 per share and entitled to one (1) vote each.

 Through the proposed reorganization, the economic group led by the Company would close an entities consolidation process, which started with the merger by absorption of Petrobras Argentina S.A., continued with other intragroup reorganizations and ends with the merger informed herein.

Sincerely,

_________________

Victoria Hitce

Head of Market Relations